EXHIBIT (A)(11)
January 24, 2008
RECKITT BENCKISER ANNOUNCES COMPLETION
OF CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF
ADAMS RESPIRATORY THERAPEUTICS, INC.
Reckitt Benckiser Group plc (RB.L) (“Reckitt Benckiser”) announced today that it has completed its previously announced cash tender offer (the “Offer”) for all outstanding shares of common stock (the “Shares”) of Adams Respiratory Therapeutics, Inc. (NASDAQ: ARxT) (“Adams”). The Offer expired, as scheduled, at midnight, New York City time, at the end of Wednesday, January 23, 2008. The Offer was not extended.
A total of 34,623,895 Shares had been tendered and not withdrawn prior to the expiration of the Offer, including 2,637,863 Shares subject to guaranteed delivery procedures. Reckitt Benckiser has accepted for payment all validly tendered Shares through its indirect wholly owned subsidiary, Twickenham Inc. The Shares accepted for payment represent approximately 95.9% of the outstanding Shares of Adams. Payment for these validly tendered Shares is expected to be made promptly.
As the final step of the acquisition process, Reckitt Benckiser intends to consummate a merger in which remaining Adams stockholders will receive the same US$60.00 in cash per share paid in the Offer. Consummation of the merger is expected to occur on January 29, 2008. Following the merger, Adams will become an indirect wholly owned subsidiary of Reckitt Benckiser.
For Further Information

Reckitt Benckiser		+44 (0) 1753 217 800

Mark Wilson	Corporate Controller and Acting Head of Investor Relations (investor queries)

Fiona Fong	Head of Corporate Communications (press queries)

Susan Gilchrist	Brunswick	+44 (0) 207 404 5959

Cindy Leggett Flynn	Brunswick New York	+1 212 333 3810
Adams Respiratory
Therapeutics

Janet M. Barth	SVP Investor Relations & Corporate Communications	+1 908 879 2428

Faith Pomeroy-Ward	Sr. Manager Investor Relations & Corporate Communications	+1 908 879 1418
Notes for Editors
Reckitt Benckiser is a world leader in household cleaning, health and personal care. The Company is truly global, with over 60 operating companies and some 43 manufacturing facilities worldwide and has sales in 180 countries. Reckitt Benckiser employs 22,000 people around the world. Amongst the Company’s leading brands in household are Lysol, the world leader in disinfecting cleaning, Calgonit & Finish & Electrasol, the world leaders in automatic dishwashing, Woolite, world leader in fine fabrics, Vanish & Spray’nWash, world leaders in fabric treatment, Airwick and Mortein, both No.2 brands in air care and pest control respectively. In Health & Personal Care (25% of net revenues), leading brand positions include Veet, the world number one depilatory and Dettol the world’s leading antiseptic, Nurofen, the leading European analgesic, Strepsils, world number one in medicated sore throat, Gaviscon the No.1 gastro intestinal remedy in UK and Lemsip the UK no.1. in cold/flu remedies.
Reckitt Benckiser is headquartered in Slough just outside London, UK and is listed on the London stock exchange. Reckitt Benckiser had net revenues of £4.92bn, operating profit of £910m, and net income of £674m in 2006.
About Adams Respiratory Therapeutics, Inc.
Adams is a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter and prescription pharmaceuticals for the treatment of respiratory disorders.